SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2024

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein as Exhibit 99.1 is Nano Dimension Ltd.’s (the “Registrant”) investor presentation, which was posted on the Registrant’s website on May 13, 2024.

Exhibit No.
99.1	Investor Presentation of Nano Dimension Ltd., dated May 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: May 13, 2024	By:	/s/ Tomer Pinchas
	Name:	Tomer Pinchas
	Title:	Chief Financial Officer and Chief Operating Officer

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